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                             OMB Number: 3235-0362
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Bergman                            Stanley                M.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

c/o Henry Schein, Inc.
135 Duryea Rd.
--------------------------------------------------------------------------------
                                    (Street)

Melville                             New York               11747
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Henry Schein, Inc.  (HSIC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     Fiscal year ended December 28, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chief Executive Officer and President
_______________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================


                                                                                                 5.             6.
                                                          4.                                     Amount of      Owner-
                                 2A.                      Securities Acquired (A) or             Securities     ship
                                 Deemed                   Disposed of (D)                        Beneficially   Form:     7.
                    2.           Execution                (Instr. 3, 4 and 5)                    Owned at End   Direct    Nature of
                    Transaction  Date, if    3.           -----------------------------          of Issuer's    (D) or    Indirect
1.                  Date         any         Transaction                  (A)                    Fiscal Year    Indirect  Beneficial
Title of Security   (Month/      (Month/     Code             Amount      or     Price           (Instr. 3      (I)       Ownership
(Instr. 3)          Day/Year)    Day/Year)   (Instr. 8)                   (D)                    and 4)         (Instr.4) (Instr. 4)
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


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Common Stock         8/19/02                  G               15,000      D
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Common Stock         8/27/02                  G                  30       D
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Common Stock         8/30/02                  G                  10       D
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Common Stock         9/26/02                  G                  12       D
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Common Stock         11/7/02                  G                 920       D
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Common Stock         11/7/02                  G                 460       D
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Common Stock         11/7/02                  G                 460       D
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====================================================================================================================================

*If the form is filed by more than one  Reporting  Person,  see  Instruction
 4(b)(v).

                                                                          (Over)
                                                                 SEC 2270 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
            2.                                                                                            Deriv-    of
            Conver-                            5.                              7.                         ative     Deriv-   11.
            sion                               Number of                       Title and Amount           Secur-    ative    Nature
            or              3A.                Derivative    6.                of Underlying     8.       ities     Secur-   of
            Exer-           Deemed             Securities    Date              Securities        Price    Bene-     ity:     In-
            cise    3.      Execu-             Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
            Price   Trans-  tion      4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.          of      action  Date, if  Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of    Deriv-  Date    any       action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative  ative   (Month/ (Month/   Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security    Secur-  Day/    Day/      (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)   Year)     8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================





/s/ Stanley M. Bergman                                      February 11, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                 SEC 2270 (9-02)
                                  Page 2 of 3

                             Attachment A to Form 5
                     Reporting Person: Bergman, Stanley M.
                       Issuer: Henry Schein, Inc. (HSIC)
               Statement for fiscal year ended December 28, 2002

Table I --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

================================================================================




1.                 2.            2A.         3.           4.                     5.             6.                7.
Title of           Trans-        Deemed      Trans-       Securities             Amount of      Ownership         Nature of Indirect
Security           action        Execution   action       Acquired               Securities     Form Direct(D)    Beneficial
(Instr.3)          Date          Date, if    Code         (A) or                 Beneficially   or Indirect       Ownership
                   (Month/       any         (Instr.8)    Disposed               Owned at end   (I) (Instr. 4)    (Instr. 4)
                    Date/        (Month/                  of (D)                 of Issuer's
                    Year)         Date/                   (Instr.                Fiscal Year
                                  Year)                   3, 4                   (Instr. 3
                                                          and 5)                 and 4)
                                                          ----------
                                                                  (A)
                                                          Amount  or    Price
                                                                  (D)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11/7/02                    G           460      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11/7/02                    G           460      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11/26/02                   G           389      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock       11/26/02                   G           389      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                     10,039         (D)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                    716,739         (I)              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                     19,660         (I)              (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                        778         (I)              (3)
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Common Stock                                                                      4,800         (I)              (4)
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

Explanation of Responses:
------------------------

(1) Represents shares held by Stanley M. Bergman's wife and Lawrence O. Sneag as co-trustees of the Stanley M. Bergman Continuing Trust dated
    September 14, 1994.
(2) Represents shares held by Lawrence O. Sneag, Stanley M. Bergman's wife or his sons as trustees of trusts for the benefit of immediate family members of Stanley M. Bergman or certain other persons, wherein Stanley M. Bergman is the grantor.
(3) Represents shares held directly by Stanley M. Bergman's sons.
(4) Represents shares held by Mark E. Mlotek as custodian for certain family members of Stanley M. Bergman.

                                  Page 3 of 3